

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05004904

February 14, 2005

William C. Baskin III
Counsel
Law and Regulatory Affairs, RC4A
Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/14/2005

Re: Aetna Inc.
Incoming letter dated December 22, 2004

Dear Mr. Baskin:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Aetna by John J. Dwyer. We also have received letters from the proponent dated December 27, 2004 and January 29, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 1 6 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John J. Dwyer
30 Woodchuck Hill Road
P.O. Box 731
West Simsbury, CT 06092

101 37 61



Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

William C. Baskin III
Counsel
Law and Regulatory Affairs, RC4A
(860) 273-6252
Fax: (860) 273-8340

December 22, 2004

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

Re: **Aetna Inc. – Omission of Shareholder Proposal by Mr. John J. Dwyer**

Ladies and Gentlemen:

Aetna Inc. (the "Company" or "Aetna") intends to omit from its 2005 Proxy Statement a shareholder proposal submitted by Mr. John J. Dwyer (the "Proponent") for the reasons set forth below. Please confirm that the staff members of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Company excludes from its 2005 Proxy Statement the proposal and supporting statement (collectively, the "Proposal") submitted by the Proponent.

The Proposal proposes that the Company's Board of Directors restore the Company's subsidy for dental benefits to Aetna retirees. The Proponent is an Aetna retiree. A copy of the Proposal is attached hereto as Exhibit A.

It is Aetna's opinion that the Proposal may be omitted from the Company's proxy materials because (i) the Proposal is designed to result in a benefit to the Proponent that is not shared by the Company's shareholders at large, and thus it may be omitted pursuant to Rule 14a-8(i)(4); and (ii) the Proposal relates to the Company's ordinary business operations, and thus it may be omitted pursuant to Rule 14a-8(i)(7).

Reasons for Exclusion of the Proposal

I. The Proposal is Designed to Result in a Benefit to the Proponent That is Not Shared by the Company's Shareholders at Large.

Rule 14a-8(i)(4) permits the omission of a shareholder proposal that is designed to result in a benefit to a proponent that is not shared by the other shareholders at large.

"The history of the security holder proposal rule clearly indicates that proposals which attempt to further personal goals may be excluded from an issuer's proxy materials." Exchange Act Release No. 34-19135 (October 14, 1982) (the "1982 Release") at 14. Exchange Act Release No. 34-12999 (November 22, 1976) at 9 indicates that this rule was developed "because the Commission does not believe an issuer's proxy materials are a proper forum for airing personal claims ...." Similarly, in the 1982 Release at 13, the Commission stated that this rule is "intended to provide security holders a means of communicating with other security holders on matters of interest to them as security holders. It is not intended to provide a means for a person ... to further some personal interest. Such use of the security holder proposal process, and the cost and time involved with dealing with these situations do a disservice to the interests of the issuer and its security holders at large."

Although the Company recognizes that an exclusion under Rule 14a-8(i)(4) may sometimes involve a subjective determination as to the proponent's intent, in this case the benefit to the Proponent is clear on the face of the Proposal. The Proponent proposes that the Company's "Board of Directors restore Aetna's subsidy for dental benefits to retirees." The Proponent is an Aetna retiree, and thus the Proposal seeks to increase the amount of retiree dental benefits payable to him and approximately 11,000 other Aetna retirees. While the Company is unable to determine the exact number of its shares held by the persons who would benefit from the Proposal, the Company believes that it would be a very small percentage of the Company's approximately 147 million outstanding shares. (On December 21, 2004, Bloomberg reported that approximately 92% of the Company's outstanding shares were held by institutional shareholders.) Therefore, the Proponent is requesting, for himself and for other retirees who hold a relatively small percentage of the shares outstanding, a benefit that will not be shared with other security holders at large. The Company believes this use of the security holder process does a disservice to the interests of the issuer and the vast majority of its shareholders.

It is clear from the Proposal itself that if the Proposal were implemented only Aetna retirees would glean a direct and immediate financial benefit in the form of increased dental benefits (i.e., restoration of dental benefit coverage). That benefit would accrue to them not as a result of their status as shareholders of the Company but as a result of their status as former employees of the Company. The financial benefit would not be shared by all shareholders at large of the Company. In fact, the interests of the other shareholders at large may be adversely affected by the Proposal because increasing benefits to retirees will result in additional costs to the Company. Thus, the Proposal would further the Proponent's personal goals by providing a direct personal benefit to the Proponent that is not shared by the Company's shareholders at large.

In addition, the Proponent and other persons who would benefit from the Proposal have other more appropriate avenues for seeking redress for their concerns. Their representatives have met with the Company's management and also have indicated that they may seek judicial or legislative relief. These other forums, not the Company's proxy materials, are the proper places for addressing the Proponent's personal interests.

Omission of the Proposal also is consistent with prior Staff positions permitting the exclusion, under Rule 14a-8(i)(4) and its predecessor Rule 14a-8(c)(4), of proposals relating to pension benefits in which the proponent had a personal interest that was not shared with other shareholders at large. Union Pacific Corporation (January 31, 2000) (proposal requesting that Union Pacific repeal a pension plan provision that was deemed detrimental to proponents); International Business Machines Corporation (January 20, 1998) (proposal requesting that IBM board of directors increase pensions of IBM retirees where proponent was IBM retiree); International Business Machines Corporation (January 25, 1994) (proposal that IBM board of directors increase pensions of IBM retirees where proponent was IBM retiree); General Electric Company (January 25, 1994) (proposal that GE board of directors increase pensions of GE retirees where proponent was GE retiree); and RLC Corporation (November 3, 1983) (proposal requesting that RLC board of directors take steps necessary to apply ERISA to pension plans of employees who retired before the enactment of ERISA where proponent's husband was such a retiree).

Accordingly, since the Proposal deals with a matter that is designed to result in a benefit to the Proponent that is not shared by other shareholders at large, the Company believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

II. The Proposal Relates to the Ordinary Business Operations of Aetna.

Rule 14a-8(i)(7) states that a registrant may omit a shareholder proposal from its proxy statement if "the proposal deals with a matter relating to the company's ordinary business operations." The Company believes that, in addition to being designed to result in a personal benefit to the Proponent that is not shared by Aetna shareholders at large, the Proposal, which deals with the administration of the Company's employee benefit plans, is a matter relating to the Company's ordinary business operations. As discussed below, the Staff consistently has concurred that proposals addressing employee benefit plans applicable to the general employee/retiree population relate to a company's ordinary business operations and may therefore be omitted.

In its 1998 release amending the shareholder proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 34-40018 (May 21, 1998), at 4. As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission noted that the second rationale may be implicated where the proposal "involves intricate detail, or seeks to impose specific ... methods for implementing complex policies." Id.

The design, maintenance and administration of the Company's employee benefit plans, such as its dental insurance plans, is a fundamental activity that the Company undertakes on a day-to-day basis as part of its ordinary business operations. In administering its retirement plans on a day-to-day basis, the Company determines the amount of benefits, the timing of payment of benefits and the eligibility of employees, retirees and others to participate in the plans. In addition, the administration of Aetna's dental insurance plans includes intricate detail and the implementation of complex policies and procedures which shareholders as a group are not in a position to judge. Indeed, the Proposal addresses a specific detail relating to the administration of Aetna's dental insurance plans, in effect seeking to "micro-manage" these plans.

The Staff long has recognized that shareholder proposals concerning the structure, coverage, and administrative aspects of employee benefit plans covering the general employee/retiree population relate to the ordinary business operations of a company, and consistently has concurred that such proposals are excludable under Rule 14a-8(i)(7) and its predecessor Rule 14a-8(c)(7) because they involve matters relating to the conduct of a company's ordinary business operations. In fact, the Staff dealt with the exact issue presented by the Proposal in Burlington Industries, Inc. (October 18, 1999) (proposal by retiree to require Burlington to adopt new retiree health insurance plan and reinstate dental benefits for retirees excludable as "relating to Burlington's ordinary business operations (i.e., employee benefits)"). Other examples include Tyco International Ltd. (January 2, 2004) (proposal requesting Tyco directors to provide specified pension benefits to pension plan participants of companies acquired by Tyco excludable as "relating to Tyco's ordinary business operations (i.e., employee benefits)"); General Electric Company (January 10, 2003) (proposal that GE make changes to the administration of its medical insurance plan excludable as "relating to its ordinary business operations (i.e., general employee benefits)"); AT&T Corp. (March 1, 2002) (proposal requesting that AT&T board of directors revise AT&T's medical insurance plan to provide free lifetime health insurance to retirees excludable as "relating to AT&T's ordinary business operations (i.e., employee benefits)"); DTE Energy Company (January 22, 2001) (proposal requesting various retiree benefits changes, including grant of full cost of living adjustment for all retirees and their spouses, excludable as "relating to DTE Energy's ordinary business operations (i.e., employee benefits)"); International Business Machines Corporation (January 2, 2001) (proposal to grant cost of living allowance to pensions of IBM retirees excludable as "relating to IBM's ordinary business operations (i.e., employee benefits)"); International Business Machines Corporation (January 2, 2001) (proposal requesting that IBM provide Medicare supplemental insurance policy for all IBM retirees on Medicare excludable as "relating to IBM's ordinary business operations (i.e., employee benefits)"); General Electric Company (January 4, 2000) (proposal to regularly increase all pensions for retired employees based on a percentage of GE's earnings excludable as "relating to [GE's] ordinary business operations (i.e., employee benefits)"); and International Business Machines Corporation (January 15, 1999) (proposal requesting that IBM be prohibited from extending medical benefits to friends of IBM employees or retirees excludable as "relating to IBM's ordinary business operations (i.e., employee benefits)").

Consistent with the foregoing no-action letters issued by the Staff, the Company believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7). In each of these no action letters, the Staff confirmed that proposals dealing with employee benefits, including retiree benefits, were related to ordinary business matters, and the Staff indicated that it would not recommend enforcement action if the subject proposals were omitted. Accordingly, the Proposal, which seeks to provide retirees with additional dental coverage, relates to the Company's ordinary business operations and should, therefore, be excluded under Rule 14a-8(i)(7).

****

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j). By copy of this letter, in accordance with Rule 14a-8(j), the Company is notifying Mr. Dwyer that Aetna does not intend to include the Proposal in its 2005 Proxy Statement.

We expect to file Aetna's definitive proxy materials with the Commission on or about March 21, 2005, the date on which Aetna currently expects to begin mailing the proxy materials to its shareholders. In order to meet printing and distribution requirements, Aetna intends to start printing the proxy materials on or about March 11, 2005. Aetna's 2005 Annual Meeting is scheduled to be held on April 29, 2005.

Please acknowledge your receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the enclosed, self-addressed, stamped envelope.

Please call me directly at 860-273-6252 if you have any questions or need further information.

Very truly yours,



William C. Baskin III
Counsel

Cc: Mr. John J. Dwyer (via Overnight Mail)

EXHIBIT A

RECEIVED

NOV 2004

WILLIAM J. CASAZZA

JOHN J. DWYER
30 WOODCHUCK HILL ROAD
P.O. BOX 731
WEST SIMSBURY, CONNECTICUT 06092

November 22, 2004

Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RC4A
Hartford, CT 06156

Dear Sir:

This letter is intended to provide Aetna with notice, prior to November 24, 2004, as provided in the 2004 Proxy Statement, of my intention to submit the following proposal to a vote of all Aetna shareholders. It is further requested that this proposal be included in the proxy materials to be mailed to shareholders prior to the 2005 Annual Meeting. If any questions arise with respect to this proposal, I can be reached at 860-658-0017.

My full name is John J. Dwyer of 30 Woodchuck Hill Road, P.O. Box 731, West Simsbury, Connecticut, 06092. I am the owner of 274 shares of Aetna common stock and have continuously held shares having a market value of at least $2000 for at least one year prior to the date of this letter. Attached is a brokerage statement that provides evidence of such ownership. I am a retiree and, accordingly, a potential recipient of the subsidy for dental benefits that is the subject of the proposal below. I intend to personally appear at the Annual Meeting of Shareholders to present this proposal.

The following proposal is offered:

"RESOLVED: That it is recommended that the Board of Directors restore Aetna's subsidy for dental benefits to retirees.

REASONS:

The shareholders of Aetna have a vested interest in the reputation of Aetna as a company that honors its commitments to its policyholders, customers, employees and retirees, especially those that have been confirmed publicly by its management, including its Chairman.

In a letter dated February 6, 2004 Aetna retirees were advised that Aetna intended to eliminate the existing subsidy for dental benefits effective January 1, 2005. This elimination of benefits directly contradicts public statements made by the Company's Chairman, Mr. William H. Donaldson, at the Annual Meeting of Shareholders of Aetna held on April 28, 2000. At that meeting, an Aetna retiree and shareholder, Mr. Roger Lawson, raised the following question to Mr. Donaldson:

"Mr. Donaldson, I am a shareholder and one of the 16,000-plus Aetna retirees that received your April 3 letter in which you indicated that we would get further information regarding certain pension and health benefits that we are currently being provided. We believe very strongly that these benefits are a corporate obligations (sic) of Aetna, whether it is divided into two corporations or in the event that it might be acquired in the future by another organization. Any reduction or elimination of these benefits would cause substantial financial hardship to retirees. And we think that it would also have a very negative impact on Aetna's reputation as a responsible employer. My obvious question is, Mr. Donaldson, do we have your assurances that this benefits (sic) will continue as promised?"

Mr. Donaldson responded as follows:

"It's a good question. I know retiree benefits are of concern, great concern. You have the commitment of this Corporation that the retiree benefits will not change in terms of what benefits you have now, and the obligations and the details of the future are, will be the same as they are right now. Nothing is going to change with the two Companies being split into two pieces. In fact, it is my hope that the two companies will, through the focus that they will get from being two companies, will be even more profitable companies and will have even more resources to fulfill their obligations. Aetna will stand behind its obligation. Thank You."

This proposal requests that the Directors review the Donaldson statement, taken directly from the transcript of the 2000 meeting, and consider it in the light of Aetna's recently announced decision to eliminate the dental subsidy for retirees. The shareholders have an interest in knowing that Aetna will honor the commitments confirmed by Mr. Donaldson. The failure to honor those commitments impugns Aetna's reputation as a responsible employer, which would be detrimental to Aetna and its shareholders.

If you AGREE, please mark your proxy FOR this resolution."

Sincerely,



John J. Dwyer

JOHN J. DWYER
30 WOODCHUCK HILL ROAD
P.O. BOX 731
WEST SIMSBURY, CONNECTICUT 06092

December 27, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

This letter responds to the objections raised by Aetna Inc. ("Aetna") in its December 22, 2004 letter relating to Aetna's request to omit my Shareholder Proposal submitted under Rule 14a-8.

I disagree with both of the reasons stated by Aetna. The proposal was written as a recommendation that the Board reconsider its decision to terminate Aetna's subsidy for dental benefits to Aetna's retirees on the grounds that Aetna's shareholders at large have an interest in the reputation of Aetna as a company that honors its commitments to its policyholders, customers, employees and retirees. As stated in the reasons for my proposal, the commitment to retain such benefits had been previously confirmed publicly by the Company's Chairman at an annual shareholder's meeting. Because the shareholder proposal is stated as a recommendation, the Board can choose to reconfirm its decision to terminate those benefits even if the proposal is adopted. The concern of shareholders, however, is that the Board consider Aetna's reputation as a responsible employer and as a benefits insurance provider as an important part of its decision-making process.

The fact that over 11,000 retirees will retain a benefit if the Board were to reconsider its termination decision was not the primary reason why I believe that the shareholders at large have an interest in the proposal. Also, my personal interest in the benefit itself is insignificant. Rather, the proposal recommends that the Board review its decision in light of previous public statements, which reflect on Aetna's reputation as a responsible employer and insurer, an interest that is shared by the shareholders at large.

Aetna's objection that the proposal relates to ordinary business operations of Aetna is also misguided. Aetna is in the very business of providing benefits insurance, unlike the other companies whose letters were listed in Aetna's letter to the SEC's staff. Because Aetna is a benefits insurance provider, shareholders have an interest in Aetna's reputation among policyholders and for its business in general as a responsible insurer that stands by its commitments. That reputation is of paramount concern to Aetna and its shareholders.

Therefore, the shareholders at large do have an interest in my proposal and the proposal goes beyond the mere redress of a personal grievance and as ordinary business operations. Aetna's reputation both as a responsible employer and its reputation in the business of providing benefits insurance are impacted by its public commitments, which the Board should consider as important factors in its decision-making process.

Sincerely,



John J. Dwyer

JOHN J. DWYER
30 WOODCHUCK HILL ROAD
P.O. BOX 731
WEST SIMSBURY, CONNECTICUT 06092

January 29, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

In Re: Aetna Inc.
Shareholder Proposal - John J. Dwyer

Ladies and Gentlemen;

Earlier today, upon my return from a business trip, I received a formal demand from Aetna seeking a copy of my response to the objections raised by Aetna in its December 22, 2004 letter relating to Aetna's request to omit my Shareholder Proposal submitted under Rule 14a-8. Enclosed with their demand was a four page copy of what is offered as that section of Rule 14a-8 in "question and answer" format.

After reviewing those questions and answers I note that I should have provided six paper copies of my letter. Please accept my apology for the oversight. Not being a lawyer, I am not well versed in Securities and Exchange Commission regulations and obviously, the company's lawyers are. The extra copies are enclosed. A copy of this letter and my original response filed with your office on December 27, 2004 is being forwarded to Aetna at this time.

Sincerely,



Cc: Aetna Inc., William Baskin, Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aetna Inc.
Incoming letter dated December 22, 2004

The proposal recommends that the board restore Aetna's subsidy for dental benefits to retirees.

There appears to be some basis for your view that Aetna may exclude the proposal under rule 14a-8(i)(7), as relating to Aetna's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Aetna omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Aetna relies.

Sincerely,



Robyn Manos
Special Counsel